# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Maase Inc., CIK 0001750264
CUSIP: G4453R115
Title of class of securities: Class A Ordinary Shares, Par Value US$0.09 Per Share
Address of issuer's principal executive offices: 12F, Block B, Longhu Xicheng Tianjie, No. 399 Huazhaobi Xishun St, Jinniu Dist, Sichuan, China (F4), 610036
Date of event which requires filing of this statement: 07/18/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002079530

## Reporting persons
- YF Management Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 5,000,000; shared voting power 0; sole dispositive power 5,000,000; shared dispositive power 0; aggregate amount beneficially owned 5,000,000 (19.29% of the class)
  Comment: Note to Row 5, 7, 9:
  
  Includes 5,000,000 Class A ordinary shares, par value $0.09 per share, of Maase Inc. (the "Issuer") held by YF Management Company Limited. YF Management Company Limited is wholly owned by LIU YIF.
  
  Note to Row 11:
  
  Based on 25,917,241 ordinary shares, comprising of 19,250,573 Class A ordinary shares and 6,666,668 Class B ordinary shares, of the Issuer outstanding as of July 18, 2025 according to records of the Issuer.
- LIU YIF: type of reporting person: individual (IN); citizenship or place of organization: Guinea-Bissau (S0); sole voting power 5,000,000; shared voting power 0; sole dispositive power 5,000,000; shared dispositive power 0; aggregate amount beneficially owned 5,000,000 (19.29% of the class)
  Comment: Note to Row 5, 7, 9:
  
  Includes 5,000,000 Class A ordinary shares, par value $0.09 per share, of the Issuer held by YF Management Company Limited, which is wholly owned by LIU YIF.
  
  Note to Row 11:
  
  Based on 25,917,241 ordinary shares, comprising of 19,250,573 Class A ordinary shares and 6,666,668 Class B ordinary shares, of the Issuer outstanding as of July 18, 2025 according to records of the Issuer.

## Item 1. Issuer
Name of issuer: Maase Inc.
Address of issuer's principal executive offices: 12F, Block B, Longhu Xicheng Tianjie, No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu, Sichuan Province, 610036, People's Republic of China

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):

i) YF Management Company Limited ("YF Management"); and
ii) LIU YIF.
Address of principal business office or, if none, residence:
The address of LIU YIF is 28 Lower Kent Ridge Road, Singapore 11837.

The principal business office of YF Management is RM 1604, 16/F, OFFICEPLUS@SHEUNG WAN 93-103, WING LOK ST SHEUNG WAN, HONG KONG.
Citizenship:
YF Management is a Hong Kong company.

LIU YIF is a citizen of the Republic of Guinea-Bissau.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
YF Management Resources Limited: 5,000,000
LIU YIF: 5,000,000

Represents 5,000,000 Class A ordinary shares held by YF Management Resources Limited, a company incorporated in Hong Kong, which is wholly owned by LIU YIF, a citizen of the Republic of Guinea-Bissau.
Percent of class:
The percentage of class of securities beneficially owned by each Reporting Person is calculated based on a total of 25,917,241 ordinary shares, comprising of 19,250,573 Class A ordinary shares and 6,666,668 Class B ordinary shares, of the Issuer outstanding as of July 18, 2025 according to records of the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership.

YF Management Resources Limited: 19.29%
LIU YIF: 19.29%
Sole power to vote or to direct the vote:
YF Management Resources Limited: 5,000,000
LIU YIF: 5,000,000

Percent of Aggregate Voting Power:
YF Management Resources Limited: 0.73%
LIU YIF: 0.73%

For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer's Class A ordinary shares and Class B ordinary shares as a single class. Each Class A ordinary share is entitled to one (1) vote while each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote.
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition:
YF Management Resources Limited: 5,000,000
LIU YIF: 5,000,000
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit No. Description
1 Joint Filing Agreement

## Signatures
- YF Management Company Limited: /s/ LIU YIF, LIU YIF/Director (08/01/2025)
- LIU YIF: /s/ LIU YIF, LIU YIF (08/01/2025)